SC 13D
13D FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

R.G. Barry Corporation
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)


068798107
------------------------------------------------------------
(CUSIP NUMBER)


Daniele Beasley
Cove Street Capital LLC
2321 Rosecrans Avenue, Suite 3275
El Segundo, CA 90245
Tel No. 424.221.5897
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


December 31, 2013
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  068798107

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Cove Street Capital, LLC I.R.S. IDENTIFICATION NO 27-5376591

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		524,552
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	524,552

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	524,552

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of R.G. Barry Corporation. The address of the Issuers principal executive offices is 13405 Yarmouth Road NW, Pickerington, OH 43147.


Item 2.	Identity & Background

a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1
	under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b)	The address of the principal office of Cove Street Capital, LLC is:
	2321 Rosecrans Avenue, Suite 3275, El Segundo, CA 90245

c)	The principal business of CSC is as an Investment Adviser.

d)	CSC, nor any of its members has, during the last five years, been
	convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	CSC, nor any of its members was, during the last five years, a party to
	a civil proceeding of a judicial or administrative body of competent
	jurisdiction and, as a result of such proceeding, was or is subject to
	a judgment, decree or final order (1) enjoining future violations of, or
	prohibiting or mandating activities subject to, federal or state securities
	laws, or (2) finding any violation with respect to such laws.

f)	Cove Street Capital, LLC, a Delaware limited liability company.


Item 3.	Source and Amount of Funds or Other Consideration

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

The purpose of this filing is to update our ownership percentage as previously filed on December 10, 2013.

On behalf of its clients, CSC acquired shares in R.G. Barry Corporation with the belief that the Common Stock represents an attractive investment opportunity.

CSC may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuers shareholders; topics of discussion may include, but are not limited to, the Issuers markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. CSC may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. CSC intends to seek to participate in discussions with the management of the Issuer intended to maximize shareholder value, which may include proposals to change its capitalization. In addition, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.


Item 5.	Interest in Securities of the Issuer

a) & b)	CSC has discretionary investment and voting power on 524,552 shares of
	common stock which constitutes approximately 4.6% of the shares outstanding.
	All ownership percentages herein assume that there are 11,388,000 shares
	outstanding.

c)	The following table sets forth all transactions with respect to the Shares
	affected since November 1, 2013. Purchases and sells have been aggregated daily and were conducted in the ordinary course of business on the open market for cash.

Date of Transaction	Buy/Sell	Share Amount	Price Per Share

11/5/2013		Buy		30000		18.64
11/6/2013		Buy		56200		19.00
11/7/2013		Buy		13800		19.03
11/11/2013		Buy		300		18.93
11/15/2013		Buy		400		19.00
11/19/2013		Sell		455		19.02
11/27/2013		Buy		35		19.10
12/9/2013		Buy		150		19.11
12/17/2013		Sell		5700		19.29
12/18/2013		Sell		32447		19.40
12/19/2013		Sell		10300		19.46
12/20/2013		Sell		13900		19.59
12/23/2013		Sell		11800		19.34
12/26/2013		Sell		11900		19.45
12/30/2013		Sell		1394		19.52



Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, including the Exhibit attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.


Item 7.	Material to Be Filed as Exhibits

N/A


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2014

Cove Street Capital, LLC

By:  /S/ Daniele Beasley
----------------------------------
Daniele Beasley, President & CCO